Mail Stop 4561

July 9, 2008

Grant Evans
Chief Executive Officer
ActivIdentity Corporation
6623 Dumbarton Circle
Fremont, CA 94555

      Re: **ActivIdentity Corporation**
              Form 10-K for the Fiscal Year Ended September 30, 2007
              Filed December 14, 2007
              File No. 000-50223

Dear Mr. Evans:

We have reviewed your response letter dated June 2, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 16, 2008.

Form 10-K for the fiscal year ended September 30, 2007

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 61

1. Your response to prior comment No. 2 that indicates that you will combine service revenues accounted for under SOP 97-2 (training, installation and consulting) with another class of revenues since it is less than 10% of total revenues. Explain why you did not aggregate all service revenue when evaluating whether disaggregating would be required. That is, total service revenues including maintenance and support exceed 10%. Your presentation should present training, installation and consulting revenues on a separate line item as you previously indicated you would.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief